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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                   Universal Hospital Services, Inc.
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               91359L109
                            (CUSIP Number)

Mr. Lance Laifer                      Gerald Adler
Laifer Capital Management, Inc.       Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                919 Third Avenue
45 West 45th Street                   New York, New York 10022
New York, New York 10036       (212) 758-9500
(212) 921-4139
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 26, 1996
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

     Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                             SCHEDULE 13D
CUSIP No.     91359L109                            Page  2  of ___ Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hilltop Partners, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                         (b) / /

3 SEC USE ONLY


4 SOURCE OF FUNDS*
  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e)                                             / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

   NUMBER OF        7       SOLE VOTING POWER
    SHARES                       0
  BENEFICIALLY    8       SHARED VOTING POWER
    OWNED BY                     0
      EACH          9       SOLE DISPOSITIVE POWER
   REPORTING                     0
    PERSON          10      SHARED DISPOSITIVE POWER
     WITH                        0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                    0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.0%

14 TYPE OF REPORTING PERSON*
                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7


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                             SCHEDULE 13D
CUSIP No.     91359L109                                Page 3 of ___  Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Laifer Capital Management, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS*
   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           0
     BENEFICIALLY      8       SHARED VOTING POWER
       OWNED BY                         0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         0
       PERSON          10      SHARED DISPOSITIVE POWER
        WITH                            0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                                    0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.0%

14 TYPE OF REPORTING PERSON*
                 CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                             SCHEDULE 13D
CUSIP No.     91359L109                                Page  4  of ___  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lance Laifer

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS*
   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                            / /


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

      NUMBER OF        7    SOLE VOTING POWER
       SHARES                    0
    BENEFICIALLY       8    SHARED VOTING POWER
      OWNED BY                   0
        EACH       9    SOLE DISPOSITIVE POWER
      REPORTING                  0
       PERSON          10   SHARED DISPOSITIVE POWER
        WITH                     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
              0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                                           / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

14 TYPE OF REPORTING PERSON*
              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7


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                     SCHEDULE 13D AMENDMENT NO. 2
                   UNIVERSAL HOSPITAL SERVICES, INC.

This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of December 14, 1995 (the "Schedule 13D") and Amendment No. 1 to the
Schedule 13D relating to the event date of September 13, 1996 filed by Hilltop Partners, L.P., Laifer Inc. (Laifer Inc. has subsequently changed its name to Laifer Capital Management, Inc.) and Lance Laifer (the "Reporting Persons"), relating to the common stock (the "Common Stock") of Universal Hospital Services, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is 1250 Northland Plaza, 3800 West 80th Street, Bloomington, MN 55431.

ITEM 5.  Interest in Securities of the Issuer

          Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

          (a)(b) After giving effect to the transactions reflected in (c) below and on Annex A hereto, the Reporting Persons no longer beneficially own any Common Stock.

          (c) Each of the Reporting Persons sold shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D. All of such shares were sold on the open market. Additional information concerning said transactions is contained on Annex A hereto.

          (d)    Not applicable.

          (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on September 26, 1996.


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 1996

                                   HILLTOP PARTNERS, L.P.

                                   By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                        as General Partner


                                   By:           /s/ Lance Laifer
                                         -------------------------------
                                         Lance Laifer, President

                                   LAIFER CAPITAL MANAGEMENT, INC.


                                   By:           /s/ Lance Laifer
                                          ------------------------------
  Lance Laifer, President


                                                /s/ Lance Laifer
                                   -------------------------------------
                                   LANCE LAIFER

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                                Annex A


                            Laifer     Hilltop    Wolfson    Offshore   Haussman
Date      Price     Comm.   # Shares   # Shares   # Shares   # Shares   # Shares

9/24/96   $6.50       --       5,000      2,600      1,400        600        400

9/24/96    6.50     $.05       2,600      1,400        700        300        700

9/26/96    5.6875     --     636,700    328,500    185,300     73,200     49,700